UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 21, 2026, Davis Commodities Limited (the “Company”) issued a press release regarding the announcement by The Nasdaq Stock Market LLC (“Nasdaq”) on September 17, 2026 that it will file a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) to complete the delisting of the Company’s Class A ordinary shares. The delisting will become effective ten days after the Form 25 is filed. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Additional information and background on the delisting determinations from Nasdaq may be found in the Company's Reports on Form 6-K furnished with the SEC on March 21, 2025, September 18, 2025, March 20, 2026 and August 14, 2026 and in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.

Exhibit No.	Description of Exhibit
99.1	Press release of Davis Commodities Limited, dated September 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: September 21, 2026

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